July 26, 2023

Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549
Attention: Ta Tanisha Meadows and Angela Lumley

Re: CDW Corp
Form 10-K for the Fiscal Year Ended December 31, 2022
Filed February 24, 2023
File No. 1-35985

Dear Ms. Meadows and Ms. Lumley:

CDW Corporation (the “Company,” “we,” or “our”) is writing in response to the comments raised in the letter to the Company, dated July 17, 2023, from the staff of the Securities and Exchange Commission (the “Staff”) regarding our Form 10-K for the fiscal year ended December 31, 2022. We have set forth below the comments received by the Staff, as well as the Company’s response thereto.

Form 10-K for the Fiscal Year Ended December 31, 2022

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations Results of Operations
Non-GAAP Financial Measure Reconciliations
Non-GAAP operating income and Non-GAAP operating income margin, page 32

1.Please revise your disclosure to also present, with greater prominence, the most directly comparable GAAP measure to Non-GAAP Operating Income Margin. Refer to the guidance in Item 10(e)(1)(i)(A) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment, and in future filings, the Company will disclose the most comparable GAAP measure, “Operating Income Margin” with greater prominence in accordance with Item 10(e)(1)(i)(A) of Regulation S-K. A draft of the revised reconciliation table is attached hereto as Attachment A.

Free Cash Flow, page 33

2.We note you present "inventory finance payments" and "financing payments on revenue generating assets" as reconciling items for free cash flow which is a liquidity measure. Please tell us how you considered the guidance in Item 10(e)(1)(ii)(A) of Regulation S-K which prohibits “excluding charges or liabilities that require, or will require, cash settlement.”

Response: The Company acknowledges the Compliance & Disclosure Interpretations (“C&DI”) Question 102.07, which notes that Free cash flow is a non-GAAP measure commonly defined as cash flows from operating activities as presented in the statement of cash flows under U.S. GAAP, less capital expenditures. The “inventory finance payments” and “financing payments on revenue generating assets” represent liabilities that were incurred in the normal course of operations or as capital expenditures, respectively. These liabilities were cash settled or will be cash settled. The Company’s evaluation of Topic 230 – Statement of Cash Flows, along with other published interpretations, resulted in the cash inflows and outflows on such items to be presented as financing activities rather than operating activities. Accordingly, the Company respectfully submits that it is necessary to include the two reconciling items to be in compliance with the guidance in Item 10(e)(1)(ii)(A) of Regulation S-K.

In addition, C&DI Question 102.07 explicitly addresses that free cash flow does not have a uniform definition. Accordingly, a clear description of how this measure is calculated, as well as the necessary reconciliation, should accompany the measure when used. The Company will enhance its definition of how this measure is calculated within the existing reconciliation in future filings. A draft of the revised reconciliation table is attached hereto as Attachment B.

The Company hopes that the foregoing has been responsive to the Staff’s comments. Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (805) 276-4872.

Sincerely,

By:	/s/ Albert J. Miralles
Albert J. Miralles
Senior Vice President and Chief Financial Officer

Attachment A

	Year Ended December 31,
(dollars in millions)	2022	% of Net Sales	2021	% of Net Sales	% Change
Operating income, as reported	$1,735.2	7.3%	$1,419.0	6.8%	22.3%
Amortization of intangibles(1)	167.9		94.9
Equity-based compensation	91.1		72.6
Acquisition and integration expenses	48.3		54.3
Other adjustments	8.0		4.6
Non-GAAP operating income	$2,050.5	8.6%	$1,645.4	7.9%	24.6%
(1)Includes amortization expense for acquisition-related intangible assets, primarily customer relationships, customer contracts and trade names.

Attachment B

	Year Ended December 31,
(dollars in millions)	2022	2021
Net cash provided by operating activities	$1,335.9	$784.6
Capital expenditures	(127.8)	(100.0)
Net change in accounts payable - inventory financing(1)	84.6	(161.8)
Financing payments for revenue generating assets(1)	—	(46.1)
Free cash flow	$1,292.7	$476.7
(1)Free cash flow is adjusted to include cash flows from financing activities that relate to the purchase of inventory and revenue generating assets.

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